United States securities and exchange commission logo





                              December 19, 2022

       James S. Corl
       Chief Executive Officer
       Cohen & Steers Income Opportunities REIT, Inc.
       280 Park Avenue
       New York, NY 10017

                                                        Re: Cohen & Steers
Income Opportunities REIT, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-11
                                                            Submitted November
29, 2022
                                                            CIK No. 0001939433

       Dear James S. Corl:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-11 submitted November 29, 2022

       General

   1. We note your amended disclosure regarding the private offering of Class P shares. Please confirm the following
and include revised disclosure under appropriate captions in your prospectus:

                                                              which Cohen &
Steers entities will participate in the private offering;
                                                              when the private
offering will terminate in relation to the commencement of the registered
offering; and
                                                              the factors you
will consider in determining the offering price for the Class P shares.
 James S. Corl
FirstName LastNameJames   S. Corl REIT, Inc.
Cohen & Steers Income Opportunities
Comapany19,
December  NameCohen
              2022     & Steers Income Opportunities REIT, Inc.
December
Page 2    19, 2022 Page 2
FirstName LastName
       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Benjamin Wells, Esq.